Exhibit 99.1

Press Release 6 April 2016 7:00 am CET

Celyad appoints leading international

Immuno-Oncology experts to

Scientific Advisory Board

Mont-Saint-Guibert, Belgium—Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of engineered cell therapies, with clinical programs in cardiovascular diseases and immuno-oncology, today announced appointment of Dr. Hinrich Abken, Dr. Scott Antonia, Dr. Marco Davila, Dr. Stéphane Depil, Dr. Marc Ernstoff, Dr. David Edward Gilham, Dr. Sebastian Kobold, Dr. Daniel Olive, Dr. Charles Sentman and Dr. Jeffrey S. Weber to the Company’s Scientific Advisory Board.

Dr. Christian Homsy, CEO of Celyad: “We are proud to have gathered such an accomplished team of international immuno-oncology experts to our Scientific Advisory Board. Each member has dedicated their career to landmark scientific achievements that have advanced the field of immunotherapy for cancer treatment. It is of paramount importance for Celyad to surround itself with thought leaders that will help the Company translate pioneering technology into transformative therapies that will change the lives of cancer patients”.

Dr. Frédéric Lehmann, Head of Immuno-Oncology at Celyad: “We are honored to collaborate with these internationally renowned specialists and to cross-fertilize their scientific expertise in immuno-oncology, in clinical development and in cell therapy to develop our NKR-T platform. Their collective knowledge and guidance will contribute to make the most of Celyad’s unique therapeutic approach and potentially open the path to new treatment options for cancer patients”.

The new members of the Scientific Advisory Board include:

•	Dr. Hinrich Abken is Professor for Genetics & Immunology at CMMC (Center for Molecular Medicine Cologne) at the University of Cologne and Dept of Internal Medicine, Oncology-Hematology at the University Hospital Cologne where he is working towards the development of adoptive cell therapy of malignant diseases using engineered T-cells. Dr. Abken’s group is internationally leading in pre-clinical research of adoptive therapy with T-cells engineered with chimeric antigen receptors.

•	Dr. Scott Antonia is the Department Chair of the Thoracic Oncology Department at the H. Lee Moffitt Cancer Center and Research Institute in Tampa, Florida. He is also a Professor of Oncologic Sciences at the University of South Florida College of Medicine in Tampa. Dr. Antonia’s work focuses on translational research. Using his molecular biology and cellular background in the development of immunotherapeutic strategies for the treatment of cancer patients, he has developed strategies designed to thwart the immunosuppressive mechanisms used by tumors to evade T-cell mediated rejection.

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Press Release 6 April 2016 7:00 am CET

•	Dr. Marco Davila is a medical oncologist that specializes in both clinical and laboratory research in the treatment of patients with hematologic malignancies. He is Associate Member in the Blood and Marrow Transplantation and Immunology Departments at the Moffitt Cancer Center, University of South Florida. Dr. Davila’s laboratory develops gene-engineered cell therapies that target and kill cancerous cells in animal models of hematologic malignancies and was the Principal Investigator of a clinical trial using genetically engineered T cells targeted against malignant B cells.

•	Dr. Stéphane Depil is onco-hematologist at Léon Bérard Cancer Center and Associate Professor at University Claude Bernard Lyon I, adjunct Professor at UCBL and CEO of Netris Pharma. Dr Depil has significant expertise in conducting pre-clinical and clinical development in oncology as the former head of Oncology R&D at Servier.

•	Dr. Marc Ernstoff is a medical oncologist, professor and chief of the Division of Hematology/Oncology in the Department of Medicine in the Jacobs School of Medicine and Biomedical Sciences at the University at Buffalo (UB). Over the past 30 years, Dr. Ernstoff has focused his research on expanding understanding of the immunobiology of human cancer and the development of new immune therapies for melanoma, renal cell carcinoma and glioblastoma multiforme.

•	Dr. David Edward Gilham is Senior Lecturer Clinical and Experimental Immunotherapy Group Director of the Institute of Cancer Sciences, Manchester. His group focuses upon developing immunotherapies for the treatment of cancer which include the exploitation of chimeric antigen receptors and recombinant T cell receptors to re-direct the effector functions of T cells, which are then used in adoptive transfer studies.

•	Dr. Sebastian Kobold is Professor at the Medical Center of the University of Munich and Senior Academic Assistant. He is also Deputy Head of the Immunopharmacology group at Ludwig-Maximilians University of Munich. His research aims to develop new proteins that are intended to modulate the function of T-cells of the human immune system and enable them to destroy specifically and efficiently cancer cells.

•	Dr. Daniel Olive is Professor of Immunology at Aix Marseille University; he is also in charge of the « Immunity and Cancer » research team of INSERM UMR1068 of Marseille Cancer Research Center (Institut Paoli Calmettes). He is the head of the first IBiSA Platform dedicated to Cancer Immunomonitoring Platform and has been a pioneer and leader in the co-signalling field since 1990. His work is dedicated to tumor immunology with a major emphasis on innate immunity and co-signalling molecules.

•	Dr. Charles L. Sentman is a Professor of Microbiology & Immunology and the Director of the Center for Synthetic Immunity at the Geisel School of Medicine at Dartmouth. In addition to academic research, he is a Scientific Founder for Celdara Medical LLC (Lebanon, NH) and inventor of CM-CS1. He has expertise in natural killer cell biology, T cells, immunotherapy, chimeric antigen receptors, bispecific antibodies, and immuno-oncology.

•	Dr. Jeffrey S. Weber is Deputy Director at the Laura and Isaac Perlmutter Cancer Center at the NYU Langone Medical Center and professor of Medicine at NYU and head of Experimental Therapeutics at the Perlmutter Cancer Center. He is a translational clinician-scientist and clinical trialist with an interest in Immuno-Oncology and the development of new treatment strategies for patients with melanoma. Dr. Weber was the principal investigator of the first trial that demonstrated benefit for PD-1 blocking antibodies in melanoma patients that had failed ipilimumab. He was also the first investigator who demonstrated that PD-1 blocking antibodies had encouraging activity in resected melanoma patients.

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Press Release 6 April 2016 7:00 am CET

About Celyad’s NKR-T program

NKR stands for Natural Killer Receptor. NKG2D CAR T-cells are now called NKR-2 T-cells and the product development name is NKR-2. Existing CAR-T cells are engineered using constructs encoding an antibody single chain variable fragment, the signalling domain of CD3 zeta and one or more co-stimulatory domain(s). Celyad’s lead immuno-oncology product candidate, NKR-2, is a T-Cell encoded to express the Natural Killer activating receptor, NKG2D. The technology developed by Celyad uses a human Natural Killer cell (NK cell) receptor which, unlike traditional CAR technologies has the potential to:

•	Bind to 8 different ligands that are expressed by a vast majority of cancer cells, both hemaetological and solid malignancies.

•	Target and kill tumors as well as the blood vessels that feed them and also express the ligands of the NKG2D receptor.

•	Target and kill the inhibitory mechanisms preventing the tumor from evading the immune system.

•	Induces adaptive auto-immune response thanks to the creation of a long term cell memory against the targeted tumor.

The research underlying this technology was originally conducted by Dartmouth College Professor Charles Sentman, and has been published in numerous peer-reviewed publications. NKR-2 has an active Investigational New Drug (IND) application with the FDA for a Phase I clinical trial. The full data readout from the Phase I dose escalation trial is expected in mid-2016. The trial is designed to assess the safety and feasibility of NKR-2 in acute myeloid leukemia and multiple myeloma patients, with secondary endpoints including clinical activity. The safety follow-up period post-infusion has been decreased to 21 days after approval by the U.S. Food and Drug Administration (FDA) and Institutional Review Board (IRB).

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For more information, please contact:

For Europe : Consilium Strategic Communications

Amber Fennell, Chris Gardner, Chris Welsh, and Laura Thornton - T: +44 (0)20 3709 5700 – celyad@consilium-comms.com

For France : NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium : Comfi

Gunther De Backer - T.: +32 (0)2 290 90 90 – gunther@comfi.be

Celyad

Christian Homsy, CEO and Patrick Jeanmart, CFO : T : +32 (0)10 39 41 00 investors@celyad.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on Twitter @CelyadSA

About Celyad

Founded in 2007, and based in Belgium, Celyad is a leader in engineered cell therapy with clinical programs initially targeting indications in cardiology and oncology. Celyad is developing its lead cardiovascular disease product candidate, C-Cure®, for the treatment of ischemic heart failure, and has completed enrollment of a Phase III trial in Europe and Israel. In addition, the Company is developing a next generation portfolio of CAR T-cell therapies that utilize human Natural Killer cell receptors for the treatment of numerous blood and solid cancers. Its lead oncology product candidate, NKR-2 (NKG2D CAR T-cell), entered a Phase I clinical trial in April 2015.

Celyad’s ordinary shares are listed on Euronext Brussels and Euronext Paris under the ticker symbol CYAD and Celyad’s American Depositary Shares are listed on the NASDAQ Global Market under the ticker symbol CYAD.

To learn more about Celyad, please visit www.celyad.com

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of NKR-2-cell therapy and C-Cure and the clinical potential of the Company’s technology platform generally and the timing of future clinical trials, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

In particular it should be noted that the safety data described in the release are preliminary in nature and the Phase 1 trial is not completed. There is limited data concerning safety and feasibility of NKR-2. These data may not continue for these subjects or be repeated or observed in ongoing or future studies involving our NKR-2 therapy, C-Cure or other product candidates. It is possible that safety issues or adverse events may arise in the future.

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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Press Release 6 April 2016 7:00 am CET

C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, NKR-2, C-CathezTM, OnCyte, Celyad, Celyad, C-CathezTM, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

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